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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2 (b)
                                (AMENDMENT NO. 1)

                                The Panda Project
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                                 Name of Issuer

                                  Common Stock
                         (Title of Class of Securities)

                                    69833F104
                                  CUSIP Number

                                  March 3, 2000
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                                 (Date of Event)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed;

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 69833F104              13G Amendment No. 1   PAGE   2   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON       JOSEPH A. SARUBBI
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                    5,850,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,850,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,850,000
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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.9(1)
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 (12)     TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                  (1) Based on 49,961,107 shares of the Issuer's common stock outstanding as of January 20, 2000 (as reported in the Issuer's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 28, 2000), plus 3,750,000 shares subsequently acquired by the Reporting Person.





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Item 1.  (a)      The issuers to which this statement relates is

                  The Panda Project, Inc.

         (b) The principal executive officers of the Company are located at:

                  951 Broken Sound Parkway, N.W., Suite 200, Boca Raton, Florida 33487

Item 2.  (a)      This statement is filed on behalf of

                  Joseph A. Sarubbi

         (b)      The residence address of Joseph A. Sarubbi is

                  3221 South Ocean Boulevard, Apt. 908, Highland Beach, Florida 33487

         (c)      Joseph A. Sarubbi is a citizen of the United States

         (d)      This statement relates to the Common Stock of the Company.

         (e)      The CUSIP number of the Company is

                  69833F104

Item 3.           Type of Reporting Person.  N/A

Item 4. Ownership. For information concerning the ownership of Common Stock of the company by Joseph A. Sarubbi, see Items 5 through 9 and 11 of page 2 to this Schedule 13G/A.

Item 5.           Ownership of Five Percent or Less of a Class.  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.           Identification and Classification of members of the Group.
                  N/A

Item 9.           Notice of Dissolution of Group.  N/A

Item 10.          Certification.  N/A





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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 14, 2000
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Date



/s/ Joseph A. Sarubbi
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Joseph A. Sarubbi








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